SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Central GoldTrust
(Name of Issuer)

Units
(Title of Class of Securities)

153546106
(CUSIP Number)

Polar Securities Inc. Attention: Greg Lemaich 401 Bay Street, Suite 1900 P.O. Box 19 Toronto, ON M5H 2Y4, Canada (416) 369-8087
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 153546106	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Polar Securities Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,095,231 Units
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,095,231 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,095,231 Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.68%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 153546106	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON North Pole Capital Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,095,231 Units
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,095,231 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,095,231 Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.68%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 153546106	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 2 (this "Amendment No. 2") amends the statement on Schedule 13D filed on March 3, 2015 (the "Original Schedule 13D", and as amended hereby and by Amendment No. 1 filed on April 2, 2015, the "Schedule 13D") with respect to the units (the "Units"), of Central GoldTrust, a trust established under the laws of the Province of Ontario, Canada (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 4 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The annual and special meeting of unitholders of the Issuer was held on May 1, 2015. Polar Securities issued a press release on May 4, 2015 commenting on the results of the annual and special meeting. A copy of the press release is attached as Exhibit 6 to this Schedule 13D and is incorporated by reference into this Item 4 as if set out in full.

Polar Securities is continuing to evaluate various means to enhance shareholder value.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 6: Press Release, dated May 4, 2015.

CUSIP No. 153546106	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 5, 2015

POLAR SECURITIES INC.

/s/ Greg Lemaich
Name: Greg Lemaich
Title: General Counsel

NORTH POLE CAPITAL MASTER FUND
By: Polar Securities Inc., its investment manager

/s/ Greg Lemaich
Name: Greg Lemaich
Title: General Counsel